October 4, 2016
James M. Forbes (617) 235-4765 james.forbes@ropesgray.com

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549
Attn: Anu Dubey, Esq.

Re:	Goehring & Rozencwajg Investment Funds
Registration Statement on Form N-1A
Registration Nos. 333-212686 and 811-23177

Dear Ms. Dubey:
Reference is made to the filing, on September 30, 2016, under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), of Pre-Effective Amendment No.1 under the Securities Act and Amendment No. 1 under the 1940 Act (“Amendment No. 1”) to the Registration Statement on Form N-1A of Goehring & Rozencwajg Investment Funds (the “Trust”) filed with the Securities and Exchange Commission on July 26, 2016 (the “Registration Statement”). Attached please find marked copies of the Trust’s prospectus and statement of additional information showing changes between the initial filing of the Trust’s Registration Statement and Amendment No. 1.

Please do not hesitate to call me (at 617-235-4765) or Michael G. Doherty (at 212-497-3612) if you have any questions or require additional information.

Kind regards,
/s/ James M. Forbes
James M. Forbes
cc:	Adam A. Rozencwajg
John Loder, Esq.
Michael G. Doherty, Esq.